DC

No Act
P.E. 3-4-03
1218721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017659

March 20, 2003

Ronald Marsico
18 Brentwood Lane
Englewood, FL 34223

Act	1934
Section	
Rule	14A-8
Public Availability	3/20/2003

Re: American Electric Power Company
Reconsideration request dated March 4, 2003

Dear Mr. Marsico:

This is in response to your letter dated March 4, 2003 concerning the shareholder proposal submitted to AEP by Ronald Marsico. On January 27, 2003, we issued our response expressing our informal view that AEP could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Thomas G. Berkemeyer
Associate General Counsel
American Electric Power Company
1 Riverside Plaza
Columbus, OH 43215

RECEIVED

2003 MAR -6 PM 3:54

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ronald Marsico
18 Brentwood Lane
Englewood, Florida, 34223
614-832-7253 (Cell Phone #)

March 4, 2003

Director
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549-0402

VIA EXPRESS MAIL

Subject: American Electric Power Company, Inc.- File No.1-3525
Shareholder Proposal By Ronald Marsico Dated 10/09/02
And Amended 12/27/02.

Dear Director,

I am writing to you today to request that you review and reverse the 01/27/03 determination of your Office (by Deputy Director Martin P. Dunn and Attorney-Advisor Jennifer Bowes) to "not recommend enforcement action to the Commission if AEP omits this proposal from its proxy in reliance on rule 14a-8(i)(7)".

Please note that it has been more than one month since the 01/27/03 date of your Office's letter to Mr. Berkemeyer (AEP's Associate General Counsel) with a copy to myself and this letter for the following reasons:

1) While the SEC letter was dated 01/27/03, it was not post-marked until 02/11/03.
   Question: Why did it take two weeks for an SEC letter to get from Mr. Dunn's desk to the Post Office using metered mail?

2) The letter was further delayed to me because it was sent to my Ohio home instead of to my winter home in Florida. In my 12/27/02 letter to the SEC, I suggested that correspondence after 01/05/03 be sent to my Florida home in order to expedite various notifications. The SEC letter was eventually transferred from Ohio to Florida by the Post Office and arrived at my Florida address approximately 02/26/03!

3) My wife and I returned from a trip on 03/02/03 and today is the soonest time for me to complete my response to the SEC no-action letter!

I base my appeal to you to reverse Mr.Dunn's/Ms. Bowe s' no-action recommendation for my shareholder proposal on the following arguments:

A) Frankly, I am amazed by the weak and totally unexplained 6-word justification that Mr. Dunn/Ms. Bowes'used as the basis for their opinion; ie: "there appears to be some basis....."

B) Despite all the corporate governance issues that have plagued our country in recent years, it is incomprenhensible to me that the SEC still does not seem to put any weight on a shareholder's desire to improve the ability of corporate directors to protect shareholders' interests in their corporation.

How can any sensible and reasonable person equate a shareholder's attempt to get each Director to spend a minimum of 20 hours per month time onCorporation business and to hold at least one full Board of Directors Meeting per month in order to help protect investors against the many mis-guided recommendations of Executive Management of AEP with its "ordinary business operations". In my view, such a comparison is indefensible! It should be obvious to everyone that an engaged, cynical, tough, and demanding Board of Directors is a shareholder's most immediate, efficient and important line of defense against costly mistakes by Executive Management. The only way that a Board can acomplish its fiduciary responsibilities is to spend a sufficient amount of time and effort in analyzing, challenging, and rejecting Executive Management recommendations that are not in the best interests of the owners of the Corporation!

My reasonable shareholder proposal has been submitted precisely to try help accomplish this much needed Corporate governance reform and I simply do not understand The SEC's failure to vigorously support such a shareholder initiative!

C) Shareholder Proposals are one of the few remaining realistic means for small, long-time, shareholders such as myself to try to influence the governance of the company in which they have placed some of their investments. This is especially true when the Corporate governance of AEP during the last 5-6 years has been so obviously poor!

D) Your Division's INFORMAL PROCEDURES REGARDING SHAREHOLDER PROCEDURES goal "to aid those who must comply with the rule...." leaves much to be desired!

The SEC's suggestion to shareholders to take their case to a U.S. District Court simply plays into the hands of some-times out of control corporations since it is highly impractical and unlikely for small shareholders to pursue such an expensive and lengthy remedy!

Your Office needs to take a much more pro-active stance relative to reasonable and substantiated shareholder proposals such as mine.

E) With regard to the Rule 14a-8(i)(7) interest in "sufficiently significant social policy issues", I described one very important "social policy issue" to your Office in my 12/27/03 letter to the SEC and I quote that statement below:

"With regard to AEP's reference to a supposed need for a valid Proposal to relate to "sufficiently significant social policy issues", large $ losses always have social significance. To be more specific, when senior citizens such as my 91 year-old mother (who has been an AEP shareholder for more than 30 years) and others like her become concerned about the health of their Company and the continuity of their dividend that may affect their independence, that is a very "significant social issue", indeed. Try arguing with AARP to the contrary!

That social issue has recently been made very real to shareholder senior citizens, such as my elderly mother, by AEP Chairman Draper's letter to Shareholders (copy enclosed) in which, among other things, he describes a $1.5 billion write down of poorly performing investments and his recommendation to the AEP Board of Directors to reduce the AEP dividend by 40% to $0.35 per quarter from $0.60 per quarter beginning in the second quarter of 2003.

As described in my Shareholder Proposal, in 1999 I wrote to every AEP Director with my concerns about their dubious overseas adventures and unfortunately my predictions were right on the mark; these predicably misguided decisions resulted in a major portion of the $1.5 billion write down described by Dr. Draper!

Further, if the 40% dividend reduction recommendation is approved by AEP's Board of Directors, such an action will have a material social effect on many elderly AEP shareholders who put their trust in a sensible stewardship by AEP's Directors and Executive Management to protect the continuity of their decades-long history of AEP $0.60/share quarterly dividends!

My mother has expressed great concern and worry about the proposed dramatic cut in her normal dividend. She undoubtably represents the feelings of many seniors who thought that their investments were in a stable company. What reasonable observer could deny the significant social policy implications of the deteoriation of senior-citizen AEP shareholders' financial interests such as dramatically exhibited by AEP?

In my view, this proposed major dividend decrease has resulted from a lack of required Board of Directors foresight in their approval of predicably flawed Executive Management actions in the past 5-6 years.

In accordance with all of the above, I request that you promptly reverse the no-action opinion of Mr. Dunn/Ms. Bowes relative to my important Shareholder Proposal. I respectfully ask for your prompt review of this appeal since it is my understanding that AEP intends to file its proxy materials to the SEC shortly after mid-March, 2003.

It should be obvious to everyone that improvement of AEP's Corporate Governance is certainly an imperative. My Shareholder Proposal reasonably and constructively attempts to help in that needed governance improvement. It would have been refreshing if AEP had agreed to allow my Proposal to be submitted for a vote of the AEP shareholders. Failing such an enlightened AEP position, it becomes the responsibility of the SEC to allow that shareholder vote!

Enclosed with this letter are the following correspondence:

1) AEP Chairman Draper's 02/14/03 Letter To Shareholders.
2) SEC 01/27/03 Letter From Martin P. Dunn To AEP's Thomas G. Berkemeyer.
3) SEC 01/27/03 Response Of The Office Of Chief Counsel By Jennifer Bowes.

4) Div. Of Corp. Finance-INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS.
5)Ronald Marsico 12/27/02 Letter To AEP.
6) Ronald Marsico 12/27/03 Letter To SEC.
7) AEP 12/20/02 Letter To SEC.
8) Ronald Marsico 10/09/02 Letter To AEP.

Thank you for your consideration of my appeal. I hope that you will agree with the validity of my reasonable and constructive Shareholder Proposal that attempts to help improve the Corporate Governance of American Electric Power Company, Inc.

Sincerely,

Ronald Marsico

Ronald Marsico

Copies Of This Letter To:

Chairman- Securities and Exchange Commission
Mr. Martin P. Dunn/Ms. Jennifer Bowes- SEC Division Of Corporation Finance
Mr. Thomas G. Berkemeyer- AEP Associate General Counsel
Dr. Donald M. Carlton- Chairman Of The AEP Audit Committee
Dr. E. Linn Draper, Jr.- AEP Chairman, President, And CEO

AMERICAN®
ELECTRIC
POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
aep.com

February 14, 2003

Dear Fellow Shareholder:

Last November I wrote to inform you about financial and market pressures that were depressing AEP's stock price, and to tell you what AEP was doing to counter these pressures and maintain our dividend. Unfortunately, as you may have heard by now, financial pressures have continued to increase, leaving management no choice other than to recommend to the Board of Directors a 40 percent reduction in our dividend to a quarterly rate of $0.35 beginning in the second quarter. I want you to know the reasons for this action.

Although our utility operations performed reasonably well last year, the collapse of wholesale energy markets continues to hurt our earnings from wholesale operations, an area that had been highly profitable for us in previous years. We also had to write down the value of poorly performing investments, resulting in $1.5 billion in charges for 2002. Finally, we had to incur about $600 million in equity reduction due to lost value in our pension plan assets.

In addition to revising our dividend policy, we are taking several other important steps to strengthen our balance sheet:

O&M, capital expenditures — As I wrote in November, AEP has undertaken a comprehensive cost-reduction program. We can now report that the program should result in net operations and maintenance savings of tens of millions of dollars when compared to 2002. As part of that program, AEP reduced its work force by approximately 5 percent, or 1,300 positions. We have also reduced our capital forecast for 2003 by about $200 million. In addition, the senior executive management incentive plan has been suspended.

Non-core assets — AEP will conduct an orderly disposition of assets that are not related to our core utility business. Proceeds from sales will be used to reduce debt. We will therefore return to the more traditional model of a regulated utility with a small commercial operation that ensures we're getting the most value out of our generation assets.

We will also evaluate the need for issuance of additional shares of common stock. While we do not like the dilutive impact on earnings and the additional cash it requires for dividends, additional equity may be necessary to further strengthen our balance sheet and maintain credit quality.

These are dramatic steps and we do not take them lightly. I know our dividend reduction, in particular, is unwelcome news for many of you. However, our dividend yield will remain attractive, especially compared to our peer companies, and the dividend will continue to hold significant value for our shareholders.

The last year has been a tough and turbulent one. Although we still face important challenges, AEP remains a strong company. We believe the actions we are taking will help to pull us through this difficult period in our industry and reward your investment in AEP.

Sincerely,

E. Linn Draper, Jr.
Chairman, President and CEO

Mar. 4, 2003

Dear Dr. Draper,

I received your letter, concerning proposed cut in A.E.P. dividend.

I am a share holder 30 years or more.

For me getting this dividend every 3 months. Helps paying my expenses which are very high.

I do not receive any pensions or benefits. And I rely on that check.

I have always been independent and I dont want to rely on any one.

That cut will cost me [redacted] $1,400 a year; for a senior like me; is a great deal of money.

What of you going to do to restore the old dividend and when?

Mr Draper I wish you would take a few minutes to read this note. And I would appreciate if you would respond.

Thanking you Sincerely,

Mrs Rose Marsico

CC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 27, 2003

Thomas G. Berkemeyer
Associate General Counsel
American Electric Power Company
1 Riverside Plaza
Columbus, OH 43215

Re: American Electric Power Company
Incoming letter dated December 20, 2002

Dear Mr. Berkemeyer:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to AEP by Ronald Marsico. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ronald Marsico
935 Loch Ness Ave.
Worthington, OH 43085

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Electric Power Company
Incoming letter dated December 20, 2002

The proposal would require each director to expend a minimum of twenty hours each month of the year to attend and prepare for formal monthly board meetings.

There appears to be some basis for your view that AEP may exclude the proposal under rule 14a-8(i)(7), as relating to AEP's ordinary business operations (i.e., restriction on activities of directors). Accordingly, we will not recommend enforcement action to the Commission if AEP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AEP relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

AMERICAN® ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
aep.com

February 14, 2003

Dear Fellow Shareholder:

Last November I wrote to inform you about financial and market pressures that were depressing AEP's stock price, and to tell you what AEP was doing to counter these pressures and maintain our dividend. Unfortunately, as you may have heard by now, financial pressures have continued to increase, leaving management no choice other than to recommend to the Board of Directors a 40 percent reduction in our dividend to a quarterly rate of $0.35 beginning in the second quarter. I want you to know the reasons for this action.

Although our utility operations performed reasonably well last year, the collapse of wholesale energy markets continues to hurt our earnings from wholesale operations, an area that had been highly profitable for us in previous years. We also had to write down the value of poorly performing investments, resulting in $1.5 billion in charges for 2002. Finally, we had to incur about $600 million in equity reduction due to lost value in our pension plan assets.

In addition to revising our dividend policy, we are taking several other important steps to strengthen our balance sheet:

O&M, capital expenditures — As I wrote in November, AEP has undertaken a comprehensive cost-reduction program. We can now report that the program should result in net operations and maintenance savings of tens of millions of dollars when compared to 2002. As part of that program, AEP reduced its work force by approximately 5 percent, or 1,300 positions. We have also reduced our capital forecast for 2003 by about $200 million. In addition, the senior executive management incentive plan has been suspended.

Non-core assets — AEP will conduct an orderly disposition of assets that are not related to our core utility business. Proceeds from sales will be used to reduce debt. We will therefore return to the more traditional model of a regulated utility with a small commercial operation that ensures we're getting the most value out of our generation assets.

We will also evaluate the need for issuance of additional shares of common stock. While we do not like the dilutive impact on earnings and the additional cash it requires for dividends, additional equity may be necessary to further strengthen our balance sheet and maintain credit quality.

These are dramatic steps and we do not take them lightly. I know our dividend reduction, in particular, is unwelcome news for many of you. However, our dividend yield will remain attractive, especially compared to our peer companies, and the dividend will continue to hold significant value for our shareholders.

The last year has been a tough and turbulent one. Although we still face important challenges, AEP remains a strong company. We believe the actions we are taking will help to pull us through this difficult period in our industry and reward your investment in AEP.

Sincerely,

E. Linn Draper, Jr.
Chairman, President and CEO

Mar. 4, 2003

Dear Dr. Draper,

I received your letter, concerning proposed cut in A.E.P. dividend.

I am a share holder 30 years or more.

For me getting this dividend every 3 months. Helps paying my expenses which are very high.

I do not receive any pensions or benefits. And I rely on that check.

I have always been independent and I dont want to rely on any one.

That cut will cost me $[redacted] 1,400 a year, for a senior like me, is a great deal of money.

What of you going to do to restore the old dividend and when?

Mr Draper I wish you would take a few minutes to read this note. And I would appreciate if you would respond.

Thanking you Sincerely,

Mrs Rose Marsico

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 27, 2003

Thomas G. Berkemeyer
Associate General Counsel
American Electric Power Company
1 Riverside Plaza
Columbus, OH 43215

Re: American Electric Power Company
Incoming letter dated December 20, 2002

Dear Mr. Berkemeyer:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to AEP by Ronald Marsico. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ronald Marsico
935 Loch Ness Ave.
Worthington, OH 43085

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Electric Power Company
Incoming letter dated December 20, 2002

The proposal would require each director to expend a minimum of twenty hours each month of the year to attend and prepare for formal monthly board meetings.

There appears to be some basis for your view that AEP may exclude the proposal under rule 14a-8(i)(7), as relating to AEP's ordinary business operations (i.e., restriction on activities of directors). Accordingly, we will not recommend enforcement action to the Commission if AEP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AEP relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2003 JAN -3 AM 11:59

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089
614-832-7253 (Cell Phone #)

December 27, 2002

Mr. Thomas G. Berkemeyer
Associate General Counsel
American Electric Power Company, Inc.
One Riverside Plaza
Columbus, Ohio, 43215

Via Certified Mail - Return Receipt Requested

Subject: Shareholder Proposal in Accordance With Title 17, Chapter II, Code of Federal Regulations, Part 240; Rule 240.14a - 8 of the General Rules of the Securities and Exchange Commission.

Dear Mr. Berkemeyer,

I received your 12/20/02 letter, advising me of "AEP's intention to omit the Proposal from its proxy material relating to its 2003 Annual Meeting ......", on 12/21/02. After analyzing AEP's reasons for seeking to omit my Proposal, as described in your 12/20/02 letter to the Securities and Exchange Commission, I have made several modifications (as alluded to by AEP) in my 10/09/02 Proposal in order to reduce the number of words (from 503 to 495), to make the Proposal precatory, and to eliminate a silly argument about how to count 75% of a Board Meeting. Also, in order to satisfy some amongst us about the clarity of Proposal words that could be understood even by high-school students, I am perfecting The Proposal itself to eliminate a number of questionable AEP arguments.

My disagreement with the great bulk of AEP's reasoning and positions in this matter can be found in my 12/23/02 letter to the SEC in which I respond to your letter so that the SEC can receive a balanced view of this issue and act to allow a shareholder vote on this quite reasonable Proposal that I believe should be of significant benefit to the Shareholders of AEP (copy enclosed).

Accordingly, I am requesting that my modified Shareholder Proposal and Supporting Reasons, as described below, be included for shareholder

voting at the 2003 AEP Annual meeting and also be included in the proxy materials sent to all AEP shareholders in advance of the Meeting.

SHAREHOLDER PROPOSAL - Recommended By Ronald Marsico 12/27/02

Each AEP Director should expend a minimum of twenty hours of time-effort each month of the year relative to his/her duties and responsibilities to the shareholders of AEP and for oversight and direction of AEP's Management.

Approximately forty percent of this minimum time-effort should be utilized for full formal monthly Board of Directors Meetings and the remainder for Director preparation in advance of each Board Meeting. Director time spent on various Committees of the Board should not count as full Board Meeting time but may count as preparation time. Each Director's yearly full Board Meeting attendance record and hourly time-effort should be reported in the annual Proxy Statement relative to the previous year.

SUPPORTING REASONS - Analyses & Opinions

Minimum time-effort requirements for Directors, relative to AEP business issues, is self-evident and a reasonable expectation that shareholders are entitled to in order to help protect their interests in the Corporation. As intelligent as Directors may be, inadequate hours of preparation and Board Meeting time can severely limit their ability to effectively question, challenge, debate, and decide on the wisdom of various Executive Management proposals that come before (or should come before) the Board for their approvals.

During 2001, the number of AEP Board Meetings was nine. Further, if a Director(s) attends at least 75% of these Meetings, there is no public record of attendance absences by that Director(s). Therefore, any Director(s) could attend as few as seven Meetings in the example year and shareholders would not be aware of such in-attention by his representative(s)!

In my view, an under-involved Board is a major reason for the overall declining performance of AEP since 1998. One dramatic example of Directors' poor oversight was their approvals of the "predictable" mis-adventure acquisitions of foreign "wires" companies. After only a few years of ownership, Yorkshire, Seaboard, and Citipower were sold with combined losses of approximately $608 million pre-tax compared to their

purchase prices. Additionally, Yorkshire and Seaboard were hit with approximately $295 million of "wind-fall profits taxes" by England shortly after they were bought. Shareholders need much better quality of "oversight" than this!

My characterization of these fad-of-the-year mis-adventures as "predictable" is not hind-sight. In fact, in 1999, I wrote to every AEP Director and among my many comments were the concerns that I expressed about these dubious overseas adventures where AEP had virtually no ability to maintain reasonable tariffs with the English Regulator! Draconian rate reductions were probably the primary reason AEP sold these companies with major losses. I place responsibility for these poor acquisition decisions directly on the Directors; if I could virtually predict in advance these dire outcomes, why did Directors not also see the obvious dangers?

Was a lack of adequate time spent studying, analyzing, and challenging these acquisitions prior to approvals a significant factor in these inexcusably bad decisions? Maybe!

****

In accordance with the Rules of the Securities & Exchange Commission, I represent that am the owner of 2897 shares of AEP Common Stock which are held by me partly: in certificate form and in an EquiServe electronic account. I further represent that I intend owning at least $2000 of AEP stock valuation until at least the 2003 AEP Annual Meeting.

Please note that, after Jan. 5, 2003, I can be contacted at my winter home at: 18 Brentwood Lane, Englewood, Florida, 34223; Cell Phone # 614-832-7253.

Sincerely,

Ronald Marsico

Ronald Marsico

Copy: SEC - Office of Chief Counsel
Dr. Donald M. Carlton - Chairman of the AEP Audit Committee
Dr. E. Linn Draper, Jr.- Chairman of the Board, President, & CEO

RECEIVED

2003 JAN -3 AM 11:58

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089
614-832-7253 (Cell Phone #)

December 27, 2002

Office of Chief Council
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549

Re: American Electric Power Company, Inc.
File No. 1-3525
Shareholder Proposal By Ronald Marsico Dated 10/09/02 And Amended 12/27/02.

Dear Madam or Sir:

This correspondence is my response to the 12/20/02 letters of Thomas G. Berkemeyer (Associate General Counsel of AEP) to your Office and myself in which he notifies us of "AEP's intention to omit my 10/09/02 Proposal from its Proxy material relating to its 2003 Annual Meeting.........".

In order to help expedite the resolution of some contentious issues between AEP and myself and save the SEC some time, I have modified some parts of that Proposal (as alluded to in Mr. Berkemeyer's letters to us) in accordance with my 12/27/02 letter to AEP which is self-explanatory (copy enclosed).

However, I strongly disagree with the great bulk of AEP' reasoning and positions in this matter and I present my arguments below to the SEC by reference to specific SECTIONS within AEP's letter.

AEP SECTION "A"

My modified Proposal dated 11/27/02 changes the words "shall" to "should" thereby making it "precatory". Having done this, I am amazed that AEP still challenges such a non-binding recommendation as "encroaching upon the Board's exclusive authority and discretion to manage the business affairs of AEP" and therefore "is improper under New York law". The SEC should not endorse such a flawed AEP interpretation of a shareholders rights. If , in fact, New York law would

invalidate such a non-binding Proposal, then I would like an example of a proposal that is allowed by New York law. If such an archaic interpretation (as alleged by two AEP attorneys) of an even older Corporation law is upheld by the SEC, then perhaps the time has arrived for me to write to New York Attorney General Elliot Spitzer and urge him to work with the New York Legislature to amend the corporation law that, in so many respects, protects Directors more than the owners of a company! Further, in these times, I would venture a guess that many politicians would be happy to run on a platform that sought to significantly improve shareowner rights and influence over their companies by changing the seriously outdated corporation law to protect investors rather than stifle them.

AEP SECTION "B"

AEP's arguments that my Proposal "deals with a matter relating to the company's ordinary business operations" is ludicrous. A Proposal that is intended to help improve the governance of AEP at the highest level is hardly "mundane" and certainly involves "substantial policy or other considerations". If AEP fails to recognize such an obvious fact (especially in light of some of the sorry episodes that have tarnished corporate America this year) then they are really burying their heads in the sand and oblivious to reality.

As a long-time and continuous AEP shareholder (37 years) and from my own education and common sense, I know that more full time Board Meetings and time-effort by Directors would increase the Board's ability to challenge the recommendations of Executive Management, involve them in more key decisions, and better protect the owners of the Corporation.

I further believe that a fully engaged Board of Directors is any shareholders' most cost-effective, direct, and immediate protector of their interests.

It is interesting to note that my citation of the facts of one example of poor Director oversight involving an approximate $903 million loss related to the "predictable" mis-adventure acquisitions of foreign wires companies was completely un-refuted in AEP's letters.

They merely say "the Proponent questions the conduct of the Board in AEP's acquisition of foreign wires companies all of which clearly fall within the realm of matters relating to the conduct of ordinary business matters".

If this loss approaching $1 billion is not reason enough to seek to improve the governance of AEP's Board, I challenge anyone to come up with better reasons and a better remedy.

One has to wonder what level of losses from flawed business activities AEP would characterize as extra-ordinary and worthy of shareholder concern and an attempt to improve upon the governance of the Company. It is readily apparent that the investment community does not believe that these activities and losses are "ordinary business" and neither do I.

AEP next implies that shareholders aren't knowledgeable enough to recommend minimum Board efforts necessary to make complex business decisions. WHAT ARROGANCE! It should be painfully obvious from events of recent years that not all AEP business "smarts" reside in the thirteen members the Board. Why is it so impossible for a shareowner to make a reasonable and substantive recommendation and have it submitted to a general vote of the shareholders so that the Directors can receive the benefit of their guidance? Perhaps its ego or a reluctance to admit error.

Whatever the reason, it is this type of disdain for ordinary shareholders that continues to energize me in my persistent efforts to try to improve the governance of this Company. This effort to reform AEP's governance began at least 18 months before TV's "talking-heads" and other so-called Wall Street "experts" began to get on the band-wagon of corporate reform early this year. Where were these "experts" when the investing public really needed them?

Also, AEP is well aware that I have been recommending reform and improvements in its corporate governance since at least mid-2000, unfortunately without much success. However, AEP has implemented at least one of my prior recommendations. In mid-2000, when I started the process of submitting my first shareholder proposal, it included a recommendation to increase the number of Board Meetings along with a commensurate increase in outside Directors' annual retainer and per meeting fee. AEP claimed that my recommendation contained more than one proposal; therefore, I had to delete that part of it before the SEC agreed that the remaining Proposal should be included in AEP's 2002 Proxy vote. It eventually was included for a vote, over AEP's objections.

Sometime in 2001, the Board did give its outside Directors increased yearly retainers and per meeting fees that were very close to what I had originally recommended but did nothing about increasing the number of full Board Meetings. It seems that an "unknowledgeable shareowner" recommendation is accepted if it benefits the Directors, but where

another recommendation can benefit the shareholders, it is rejected out-of hand by AEP. Whatever happened to plain, old common sense?

With regard to AEP's reference to a supposed need for a valid Proposal to relate to "sufficiently significant social policy issues", large $ losses always have social significance. To be more specific, when senior citizens such as my 91 year-old mother (who has been an AEP shareholder for more than 30 years) and others like her become concerned about the health of their Company and the continuity of their dividend that may affect their independence, that is a very "significant social issue", indeed. Try arguing with AARP to the contrary!

AEP SECTION "C"

In my view, the basic Proposal language was quite clear. If approved by shareholders (even as a precatory Proposal), it was not unreasonable to assume that Directors would not be expected to punch time-clocks to prove that they were providing at least the minimum amount of service described in the Proposal.

However, to accommodate AEP's concerns about it being "inherently vague" and "*because the mechanism for the operation and enforcement* of the Proposal is unclear" and because it "disregards service on Committees of the Board", I have added two sentences to the basic Proposal:

> **"Director time spent on various Committees of the Board should not count as full Board Meeting time but may count as preparation time. Each Director's yearly full Board Meeting attendance record and hourly time-effort should be reported in the Annual Proxy Statement relative to the previous year."**

Therefore, this additional specificity should satisfy AEP's concerns, provide more transparency to shareholders, and maybe even provide for a little healthy and lively competition between Directors relative to their comparative attention to the shareholders' Company business.

Also, while Committee Meetings are very important for doing the leg-work on various issues and making recommendations to the full Board, it is the entire Board that has the responsibility to consider these issues and vote on them.

As to the consequences to a Director(s) for a failure to comply with the Proposal's recommendations, remedial action reverts back to the shareholders who can withhold their votes for Director(s) whom they believe are not devoting enough attention to their Company's business.

Relative to "uncontrollable events" preventing Director(s) attendance at full Board Meetings, it certainly would be reasonable for the Proxy report on Directors' efforts to include mitigating circumstances explaining absences.

For issues such as accurate reporting of Director time-efforts, there are several ways this can be accomplished. However, the Board itself should "micro-manage" this type of detail.

Now, relative to AEP's assertion that "the Proponent offers no factual support.........." relative to "an under-involved Board is a major reason for the overall declining performance of AEP since 1998", I comment as follows:
If we accept the basic intelligence of AEP's Directors (as implied by their biographical backgrounds in the Annual Proxy Statements) when they seek shareholder votes for Directorships, then it is entirely reasonable to suspect some other cause for their approval of the foreign wires acquisitions, operations, and fire-sales that resulted in the very serious approximate $903 million loss after only a few years' involvement. Further, my 1999 letter (to every Director) virtually predicting these dire outcomes requires some explanation of why AEP's Board did not see the same problems that this "unknowledgeable shareholder" was able to envision. AEP offers us no clues about this lack of oversight! However, my insight tells me that an under-involved Board is as likely an explanation as any. If there is a different explanation, then AEP should provide it so that the record is clear. They should have also provided Board records relative to each Director's efforts and the amount of full Board Meeting time that was expended on these foreign acquisitions before calling my recommendations "arbitrary".

With reference to AEP's assertion that I disparage their Board of Directors without justification, they are simply wrong! If AEP and the SEC would allow me more than 500 words in the Proposal and Supporting Reasons, I could easily provide additional justifications for my characterizations of the Board's performance. How many more factual $0.9 billion losses will it take before AEP's Directors (as the ultimate authority within AEP) accept responsibility for obviously flawed decisions and the resultant criticisms from concerned shareholders?

I suggest that every Director place on his/her desk the famous Harry Truman quote: THE BUCK STOPS HERE, and adhere to it.

AEP SECTION "4"

My now "precatory" Proposal as well as the two added sentences in the basic Proposal should take care of AEP's concerns in this SECTION.

However, it is difficult for me to accept AEP's claims about some alleged lack of power of the Board to implement the Proposal. Within the context of AEP's Articles of Incorporation, By-Laws, State & Federal laws, and rules of various Regulatory Agencies, AEP sets up various operating rules. If this Proposal is approved by AEP shareholders, it is un-settling to me for AEP to claim an inability to "micro-manage" the details of its implementation.

Conclusion:

In accordance with all of the above, I am requesting that the SEC reject AEP's intention to omit my modified Proposal from its 2003 Proxy Statement.

If the SEC believes that there are any other impediments in my Proposal that may preclude its inclusion in the 2003 Proxy Statement, please advise me and I will make further refinements.

Please note that, after 01/05/03, I can be contacted at my winter home at: 18 Brentwood Lane, Englewood, Florida, 34223; Cell Phone # 614-832-7253.

In accordance with Rule 14a-8(j)(2), six copies of this letter and my 12/27/02 letter to Mr. Berkemeyer are enclosed.

Respectfully,

Ronald Marsico

Ronald Marsico

Enclosure

Copy: Mr. Thomas G. Berkemeyer- Associate General Counsel
Dr. Donald M. Carlton- Chairman of the AEP Audit Committee
Dr. E. Linn Draper, Jr.- Chairman of the Board, President, & CEO

AMERICAN ELECTRIC POWER

RECEIVED
2002 DEC 23 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/223-1648 (P)
614/223-1687 (F)
tgberkemeyer@aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: American Electric Power Company, Inc.
File No. 1-3525

December 20, 2002

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from Ronald Marsico (the "Proponent") a letter, dated October 9, 2002, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2003 Annual Meeting.

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2003 Annual Meeting pursuant to Rules 14a-8(i)(1), 14a-8(i)(3), 14a-8(i)(6), and 14a-8(i)(7) and the reasons for the intended omission.

The proposal reads as follows:

> "Each AEP Director shall expend a minimum of twenty hours of time-effort each month of the year relative to his/her duties and responsibilities to the shareholders of American Electric Power, Inc. and for oversight and direction of the Management of AEP. Approximately forty percent of this minimum time-effort shall be utilized for formal monthly Board of Directors Meetings and the remainder for Director preparation in advance of each Board Meeting."

Since the Proponent has indicated in the final paragraph of his letter that he would modify the Proposal only upon a "no-action" decision from the Staff of the Commission directed to AEP, we have addressed the Proposal as submitted but where appropriate in our analysis, we have provided reasons for omitting the Proposal even if precatory language were substituted.

In accordance with Rule 14a-8(j)(2), six copies of this letter and the Proposal (attached as Exhibit A) are enclosed.

AEP expects to file its definitive proxy materials with the Commission on or after March 17, 2003. Accordingly, pursuant to Rule 14a-8(j)(1), this letter is being filed with the Commission no later than 80 calendar days before AEP files its definitive proxy materials with the Commission.

* * * * *

Discussion of Reasons Supporting Omission Of The Proposal
<u>From AEP's Proxy Material.</u>

The Proposal may properly be omitted from AEP's proxy material for the following reasons:

A. The Proposal May Be Omitted Under Rule 14a-8(i)(1) Because It Is Not A Proper Subject For Action By <u>Shareholders Under New York Law.</u>

Rule 14a-8(i)(1) provides that a proposal is excludable: "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." AEP is incorporated in the state of New York. New York Business Corporation Law ("NYBCL") §701 provides that "... the business of a corporation shall be managed under the direction of its board of directors ..." This statute gives the Board of Directors (the "Board") the exclusive authority and discretion to manage the business and affairs of AEP, which includes regulating the activities of its Board members. Neither the Articles of Incorporation nor the By-Laws of AEP provide for shareholder action on the matter contained in the Proposal.

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the discretionary authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). *See, e.g., Ford Motor Company* (March 19, 2001) (stating that a shareholder proposal mandating or directing a company's board to take certain action - in *Ford*'s case, to establish an independent committee to evaluate Ford family conflicts of interest with other shareholders - is inconsistent with the discretionary authority granted to the board of directors under state law) and *Chevron Corporation* (January 18, 1989) (stating that the proposal may be excludable under Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), because, to the extent that the proposal mandates adoption of a specific asset disposal program, it intrudes upon the discretionary authority of the Board of Directors, as defined by the state's corporation law). The Proposal is not a precatory proposal; it is not cast as a request or recommendation. The Proposal, if approved by shareholders, would *require* that AEP's Board adopt minimum time requirements for directors in their preparation, attendance and participation in Board Meetings. This mandate violates New York law and may therefore be excluded from AEP's proxy materials under Rule 14a-8(i)(1).

Proponent has expressed a willingness to make the proposal precatory by substituting the word "should" for "shall" if the Staff finds that the proposal violates New York law. However, even if the portion of the proposal mandating the minimum time requirements for directors were rephrased as a recommendation rather than as a mandate, the Proposal would still be encroaching upon the Board's exclusive authority and discretion to manage the business affairs of AEP. As currently drafted, and even if modified, the proposal usurps the authority of the Board of Directors, it is improper under New York law and is therefore excludable under Rule 14a-8(i)(1).

In connection with my opinions on New York law, I wish to point out that I am a member of the Bar of the State of Ohio and do not hold myself out as an expert in the laws of other states or jurisdictions. However, I have made, or caused to be made, such investigation as I have deemed appropriate with respect to the laws of the State of New York in connection with such opinions, and nothing has come to my attention in the course of such investigation that would lead me to question the correctness of such opinions. Moreover, attached hereto as Exhibit B, is a letter from Edward J. Brady, Vice President and Associate General Counsel for AEP Service Corporation, and a member of the Bar of the State of New York, concurring with my opinions. The letter from Mr. Brady constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).[1]

B. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With Matters Relating to AEP's <u>Ordinary Business Operations.</u>

Rule 14a-8(i)(7) states that a proposal may be excluded from the proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff describes "ordinary business" as encompassing matters that are "mundane in nature" and not involving any "substantial policy or other considerations." *SEC Release*

---

[1] The letter from Mr. Brady constituting the opinion of counsel is also supplied in accordance with Staff Legal Bulletin No. 14.

No. 34-12999 at 12 (November 22, 1976).[2] The Proposal relates to setting minimum amounts of time to be devoted to AEP's business and, as such, is clearly a matter within the scope of AEP's ordinary business operations.

The ordinary business exception invokes two policies with respect to shareholder proposals. First, the subject matter of a proposal may relate to ordinary business matters that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *SEC Release No. 34-40018* at 4 (May 21, 1998) (the "*1998 Release*"). Such proposals are generally excludable under Rule 14a-8(i)(7) unless they relate to "sufficiently significant social policy issues." *1998 Release* at 4. Second, actions sought by the proposal may seek to micro-manage the company by probing into complex matters upon which shareholders would not be in a position to make informed judgments. *See Id.* at 5. The underlying reason for this policy is "to confine the resolution of ordinary business problems to the management and the board of directors" and place such problems beyond the competence and direction of shareholders. *1998 Release* at 4.

The Staff has consistently found proposals regulating ordinary business operations through mandates excludable under Rule 14a-8(i)(7) where no significant social policies were at stake. *See, e.g., Corning Natural Gas Corp.* (February 24, 1983) (Corning allowed to omit proposal requiring the board to take action with respect to matters relating to ordinary business operations (i.e., the duties and compensation of officers)). Moreover, even if the Proponent revised his proposal to make it precatory (in the manner discussed in the previous section), the Staff has consistently maintained that even precatory statements may be omitted under Rule 14a-8(i)(7) unless they involve substantial social policy or other considerations. *See Public Service Company of Colorado* (March 19, 1987) (proposal to "recommend" that the board of directors seek new management leadership properly omitted under Rule 14a-8(i)(7) and *Tyco International Ltd.* (December 21, 2000) (proposal to "request" board action to grant certain pension plan benefits properly excluded under Rule 14a-8(i)(7)).

AEP believes that the Proposal mandating the Board to adopt monthly minimum time requirements for directors falls into the category of cases where no significant social policy is at stake. Directors have a fiduciary duty to expend the necessary time deliberating decisions affecting AEP and the shareholders whether it is far more than the minimum required by the Proposal or somewhat less. The Proposal seeks to micro-manage this deliberative process and replace the Board's business judgment with a set of arbitrary rules. Additionally, the Proponent questions the conduct of the Board in AEP's acquisition of certain overseas businesses all of which clearly fall within the realm

---

2 The term *ordinary* is "rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Deere & Company* (Nov. 29, 2002).

of matters relating to the conduct of ordinary business operations. As discussed above, these matters "properly lie within the exclusive judgment and discretion of the Board." *Ford Motor Company* (March 8, 1996). The Proposal further assumes that shareholders have the requisite knowledge to set appropriate minimum time requirements necessary to make complex business decisions, such as whether certain acquisitions are in the best interests of AEP and its shareholders. In reality, time requirements vary considerably depending on many factors. Shareholders are not in the best position to make arbitrary determinations on behalf of directors; therefore, "micro-managing" in this area by shareholders is completely inappropriate. Accordingly, AEP believes that the Proposal is excludable under Rule 14a-8(i)(7).

C. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Contains A False and Misleading Statement.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The false or misleading statements contained in the Proposal (as enumerated below) and AEP's conclusions regarding such statements are as follows:

(i) *"Each AEP Director shall expend a minimum of twenty hours of time-effort each month of the year relative to his/her duties and responsibilities to the shareholders of American Electric Power, Inc. and for oversight and direction of the Management of AEP. Approximately forty percent of this minimum time-effort shall be utilized for formal monthly Board of Directors Meetings and the remainder for Director preparation in advance of each Board Meeting."*

If a proposal is so inherently vague and indefinite that the shareholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented, the proposal may be misleading under Rule 14a-9 and therefore excludable under 14a-8(i)(3). *See Connecticut Natural Gas Corp.* (November 29, 1993) (proposal requesting that the company's board afford shareholders a choice of accounting firms rather than submitting one for ratification may be omitted as vague and indefinite); *See also, NYNEX* (December 31, 1985).

Because the mechanism for the operation and enforcement of the Proposal is unclear, the Proposal may be omitted pursuant to Rule 14a-8(i)(3). The determination of non-compliance by directors with the terms of the Proposal, such as the treatment of absences from Board meetings based on uncontrollable events for a director such as illness is not known. The Proposal also does not provide the consequences to a director for a failure to comply with the Proposal's terms on Board meeting attendance either on an isolated or more frequent basis. The Proposal operates mechanically and mandates *unqualified* compliance without specifying (i) any exceptions *whatsoever* and, correspondingly, (ii) the sanctions for non-compliance by a director even in a single instance. At what point, if ever, would a violation of the Proposal's requirements constitute grounds for removal of the director from the Board with cause and/or not being nominated for reelection?

In addition, by only referencing Board meetings, the Proposal disregards service on Committees of the Board and does not consider how or whether such service would constitute "[d]irector preparation in advance of each Board Meeting" as specified in the proposal. An AEP outside director generally serves on an average of three committees and, as at other public companies, spends considerable time and effort in this connection. Attached as Exhibit C is page 8 from AEP's 2002 proxy statement providing information regarding committee membership and the number of meetings during 2001. Such Committee service is considered an integral and inextricable part of Board service.

The vague, indefinite and ambiguous nature of the Proposal renders it misleading, both as to its intent and its implementation, and would not allow shareholders voting on it to be fully aware of its operation and effect.

> (ii) *"Let's examine why this Proposal is necessary. During 2001, the number of AEP Board Meetings was nine. Further, if a Director(s) attends at least 75% of these Meetings, there is no public record of attendance absences by that Director(s). Therefore, any Director(s) could attend as few as six or seven Meetings in a year and shareholders would not be aware of such in-attention by his representative(s)!"*

The fourth or final sentence in this paragraph erroneously sets a minimum number of meetings for disclosure pursuant to the 75% director attendance threshold contained in Item 7 of Schedule 14A. Specifically, six meetings out of nine as assumed in the Proposal is approximately 67% and would require disclosure in the proxy statement contrary to the statement in the Proposal. In addition, Proponent doesn't appear to take into account that the denominator used in calculating the 75% minimum attendance threshold is actually comprised of the *aggregate* of (x) the total number of meetings of the board of directors (held during the period for which the incumbent director was a director) and (y) the total number of meetings held by all committees of the board on which the incumbent director served (during the periods that the incumbent served). See *Item 7 of Schedule 14A*. If more than nine meetings are held during the year, as may be the case, 75% of such number will be greater than the six or seven noted in the Proposal.

(iii) *"In my view, an under-involved Board is a major reason for the overall declining performance of AEP since 1998."*

"Shareholders need much better quality of 'oversight' than this!"

"I place responsibility for these poor acquisition decisions directly on the Directors; if I could virtually predict in advance these dire outcomes, why did Directors not also see the obvious dangers?"

"Was a lack of adequate time spent studying, analyzing, and challenging these acquisitions prior to approvals a significant factor in these inexcusably bad decisions? Maybe!"

The Proponent offers no factual support upon which shareholders can rely upon to objectively evaluate the merits of the Proponent's view that "an under-involved Board is a major reason for the overall declining performance of AEP since 1998." Furthermore, the Proponent provides no supporting documentation for the Proponent's suggestion that certain business losses resulted from inadequate time expended by directors in deliberating certain corporate decisions. It would be misleading for shareholders to rely on Proponent's statements since there is no evidence which would suggest that there is a correlation between time spent on deliberating business decisions by directors and real economic losses. The failure of the Proponent to provide citations or other documentation to support the Proponent's statements are misleading because "reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements." *Southwest Airlines Co.* (March 25, 2002).

Additionally, the Proposal's references to "much better quality of 'oversight' than this," "place responsibility for these poor acquisition decisions directly on the Directors," "lack of adequate time spent studying, analyzing, and challenging these acquisitions" and "inexcusably bad decisions" are sweeping negative generalizations that disparage AEP's Board of Directors without justification. Footnote (b) to Rule 14a-9 cites as an example of false and misleading statements:

"Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has permitted omission of language in proposals claiming that management was guilty of improper conduct. See *American Broadcasting Companies, Inc.* (March 21, 1984) (proposal contained statements which impugn the character, integrity, and personal reputation of the Company's management and make charges of improper conduct, without factual foundation). These statements in the Proposal are clearly inflammatory and pejorative. Accordingly, the Proposal should properly be omitted from AEP's proxy materials pursuant to Rule 14a-8(i)(3).

4. The Proposal May Be Omitted Under Rule 14a-8(i)(6) Since AEP Lacks The Power Or Authority To Implement The Proposal.

Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal from its proxy materials if "the company would lack the power or authority to implement the proposal." The Proponent mandates that "[e]ach AEP Director shall expend a minimum of twenty hours of time-effort each month of the year relative to his/her duties and responsibilities..."

The Staff has indicated that when a proposal appears to be drafted and submitted to a registrant in a manner that is so vague and indefinite that the registrant would be unable to determine what action should be taken, it is excludable under Rule 14a-8(i)(6). See, *International Business Machines Corp.* (January 14, 1992) and *AT&T* (March 7, 2002).

The proposal requires mandatory behavior by each AEP director without exception as noted above. AEP does not have the power to require such behavior of its directors and to implement the proposal. It is inevitable that Directors will be absent on occasion from Board meetings and violate the terms of the proposal. Furthermore, also as noted above, it is not known how AEP should enforce the terms of the proposal upon violation.

In addition, unlike meeting attendance, there can be no objective verification under the amorphous and vague standard in the proposal specifying that time shall be spent "for Director preparation in advance of each Board Meeting."

Since the Board of Directors does not have the power to implement the proposal, AEP believes the Proposal is properly excludable under Rule 14a-8(i)(6).

* * * * *

Pursuant to the provisions of Rule 14a-8(j)(1), AEP has by letter of even date herewith notified the Proponent of its intention to omit the Proposal from its proxy material, and copies of this statement of reasons why management deems such omission to be proper accompanied the letter of notification to them.

If you desire any additional information, please telephone the undersigned at (614) 223-1648.

Very truly yours,

Thomas G. Berkemeyer

Exhibit B

American Electric Power
1 Riverside Plaza
Columbus, OH 43215 2373
www.aep.com

AMERICAN ELECTRIC POWER

American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

December 20, 2002

Edward J. Brady
Vice President and
Associate General Counsel
Regulatory Services
614 223 1608
Fax 614 223 2014
ejbrady@aep.com

Dear Madam or Sir:

I understand that American Electric Power Company, Inc. ("AEP"), a New York corporation, has received from Mr. Ronald Marsico a letter, dated October 9, 2002, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that Mr. Marsico intends to have included in AEP's proxy material relating to its 2003 Annual Meeting.

I have reviewed the letter from Thomas G. Berkemeyer of AEP to the Securities and Exchange Commission of even date ("AEP Letter"), the Proposal and such other documents as I have deemed necessary or appropriate as a basis for the opinion set forth herein.

This will advise you that, in my opinion, the Proposal is, under the laws of the State of New York, not a proper subject for action by AEP's shareholders and, therefore, it may be omitted from AEP's 2003 proxy statement and form of proxy pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended. In this connection, I concur in the analysis of New York law set forth in Section 2 of the AEP Letter.

I understand that AEP intends to file a copy of this opinion with the Securities and Exchange Commission pursuant to Rule 14a-8(j)(2)(iii) and I consent to such filing.

For purposes of this opinion, I do not purport to be an expert on the laws of any jurisdiction other than the laws of the State of New York and applicable laws of the United States of America, and I express no opinion herein as to the effect of any other laws.

Very truly yours,

Edward J. Brady

Exhibit A

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089
614-657-2318

October 9, 2002

Ms. Susan Tomasky
Secretary of the Corporation
American Electric Power Company, Inc.
One Riverside Plaza
Columbus, Ohio, 43215

Via Certified Mail - Return Receipt Requested

Subject: Shareholder Proposal In Accordance With Title 17, Chapter II, Code of Federal Regulations, Part 240; Rule 240.14a - 8 of the General Rules of the Securities and Exchange Commission.

Dear Ms. Tomasky,

I am requesting that my Shareholder Proposal and Supporting Reasons, as described below, be included for shareholder voting at the 2003 AEP Annual meeting and also be included in the proxy materials sent to all AEP shareholders in advance of the Meeting.

SHAREHOLDER PROPOSAL - Recomended By Ronald Marsico Oct. 9, 2002

Each AEP Director shall expend a minimum of twenty hours of time-effort each month of the year relative to his/her duties and responsibilities to the shareholders of American Electric Power, Inc. and for oversight and direction of the Management of AEP . Approximately forty percent of this minimum time-effort shall be utilized for formal monthly Board of Directors Meetings and the remainder for Director preparation in advance of each Board Meeting.

SUPPORTING REASONS - Based On Ronald Marsico's Analyses & Opinions

Minimum time-effort requirements for Directors, relative to AEP business issues, is self-evident and a reasonable expectation that shareholders are entitled to in order to help protect their interests in the Corporation.

As intelligent as Directors may be, inadequate hours of preparation and Board Meeting time can severely limit their ability to effectively question, challenge, debate, and decide on the wisdom of various Executive Management proposals that come before (or should come before) the Board for their approvals.

Let's examine why this Proposal is necessary. During 2001, the number of AEP Board Meetings was nine. Further, if a Director(s) attends at least 75% of these Meetings, there is no public record of attendance absences by that Director(s). Therefore, any Director(s) could attend as few as six or seven Meetings in a year and shareholders would not be aware of such in-attention by his representative(s)!

In my view, an under-involved Board is a major reason for the overall declining performance of AEP since 1998. One dramatic example of Directors' poor oversight was their approvals of the "predictable" mis-adventure acquisitions of foreign "wires" companies in England and Australia. After only a few years of ownership, Yorkshire, Seaboard, and Citipower were sold with combined losses of approximately $608 million pre-tax compared to their purchase prices. Additionally, Yorkshire and Seaboard were hit with approximately $295 million of "wind-fall profits taxes" by England shortly after they were bought. Shareholders need much better quality of "oversight" than this!

My characterization of these fad-of-the-year mis-adventures as "predictable" is not hind-sight on my part. In fact, in 1999, I wrote to every AEP Director and among my many comments were the concerns that I expressed about these dubious overseas adventures where AEP had virtually no ability to maintain reasonable tariffs with the English Regulator! Draconian rate reductions were probably the primary reason AEP sold off these companies with major losses. I place responsibility for these poor acquisition decisions directly on the Directors; if I could virtually predict in advance these dire outcomes, why did Directors not also see the obvious dangers?

Was a lack of adequate time spent studying, analyzing, and challenging these acquisitions prior to approvals a significant factor in these inexcusably bad decisions? Maybe!

I urge my fellow shareholders to consider my opinions and this Proposal and vote for it prior to the 2003 Annual Meeting so that the Directors know of your concern about their performance.

****

In accordance with the Rules of the Securities & Exchange Commission, I represent that am the owner of 2897 shares of AEP Common Stock which are held by me partly: in certificate form and in an EquiServe electronic account. I further represent that I intend owning at least $2000 of AEP stock valuation until at least the 2003 AEP Annual Meeting.

In conclusion, in anticipation of AEP possibly refusing to submit my Proposal to a vote of the shareholders based on a claim that it is "non-precatory" (ie: it is binding on the Directors, and therefore not permitted by New York State Corporation Law) and if the SEC upholds such a possible AEP claim as valid, I am willing to modify words such as "shall" to "should" in my Proposal thereby making it "precatory" (ie: non-binding) and therefore a recommendation.

Sincerely,

Ronald Marsico

Ronald Marsico

Copy: Dr. E. Linn Draper, Jr.- Chairman of the Board, President, & CEO